

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Ambrose Egbuonu
Chairman
JPX Global Inc.
8830 Lyndon B. Johnson Fwy
Suite 310
Dallas, Texas 75243

> **Re: JPX Global Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 26, 2023**
> **File No. 024-12285**

Dear Ambrose Egbuonu:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed June 26, 2023

Cover Page

1. We note that you intend to offer up to 4 billion shares at a range of $0.001 - $0.01. Under Rule 253(b)(2)(ii), the upper end of the range must be used in determining the aggregate offering price, which means your maximum offering amount of $40 million exceeds the offering amount permitted for Tier 1 offerings under Rule 251(a)(1). Please advise and revise as appropriate.

2. Please revise the cover page to disclose the voting power held by Kuldip Singh, the Chief Executive Officer. We note that Mr. Singh owns 5 Series A preferred shares which entitles him to maintain at least 60% of the voting interest of the Company and to convert those shares into 2,000,000,000 shares of common stock per Series A preferred share.

Description of Business, page 19

3.    With a view towards expanded disclosure, please enhance your disclosure regarding Mr. Hovendick's claim against the Company and the injunction blocking the merger with VeeMost Technologies LTD. Refer to Item 7(a)(vi).

4.    Please revise the discussion of your business to include an explanation of how the company currently generates revenues and how it expects to generate revenue in the future. In your discussion, be sure to distinguish between business lines that are generating revenues and ones that are not. Also, throughout the prospectus disclose and differentiate between lines of business that are operational, lines that are in development and lines that are aspirational.

5.    We note that you issued a $475,000 convertible note to Alpharidge Capital in exchange for control of JPEX.  Please revise to discuss the material terms of the convertible note, including how the conversion price is determined.  As part of your disclosure be sure to discuss the impact the conversion will have on existing shareholders and add appropriate risk factor disclosure accordingly.

Results of Operations for Mekaddesh Group Corporation, page 24

6.    Please provide a narrative discussion and disclose the underlying reasons for the 345% increase in net revenue as well as changes in other line items for your operating entity, the Mekaddesh Group Corporation, for fiscal year 2022 compared to fiscal year 2021. Refer to Form 1-A Item 9.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

7.    Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Form 1-A Item 9.

Directors, Executive Officers, and Significant Employees, Board of Directors, page 27

8.    We note that you indicate that your board of directors consists of two people, but later the Summary Compensation Table indicates that there are three directors. Please reconcile these disclosures.

Security Ownership of Management and Certain Securityholders, page 28

9.   We note that Mr. Singh owns 100% of the 2021 Series A Preferred Stock, and that Series A Preferred Stock holders must maintain at least 60% of the voting control of the Company on an as-converted basis. Because you have multiple classes of voting securities issued and outstanding, please revise to provide beneficial ownership for each class of voting securities and add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table.  Additionally, please revise your beneficial ownership table to include the name of the "CEO/Director" and the addresses of the beneficial owners.

Preferred Stock, page 29

10.   Please clarify the number and classes of common and preferred stock that are authorized. Your Amended and Restated Articles of Incorporation states that the corporation shall have authority to issue (2,010,000,000) two billion ten million shares, of which two billion are common stock and ten million are preferred stock. The Certificate of Designation authorizes 50 shares of 2021 Series A Preferred Stock, which is convertible into 10,000,000,000 shares of Common Stock, and the Certificate of Amendment to the Articles of Incorporation was revised to authorize five shares of 2021 Series A Preferred Stock, which is convertible to 1,000,000,000 shares of Common Stock. Please reconcile these disclosures.

Signatures, page 36

11.   Please add the signatures for the persons in the capacities of the Company's principal financial officer, principal accounting officer, and a majority of the members of its board of directors. See "Instructions to Signatures" in Form 1-A.

Exhibits

12.   Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

Ambrose  Egbuonu
JPX Global Inc.
July 20, 2023
Page 4

We will consider qualifying your offering statement at your request.  In connection with
your request, please confirm in writing that at least one state has advised you that it is prepared
to qualify or register your offering.  If a participant in your offering is required to clear its
compensation arrangements with FINRA, please have FINRA advise us that it has no objections
to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Matthew
Derby, Legal Branch Chief, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Udo Ekekeulu